SAMSON OIL & GAS INCREASES TRANSPARENCY OF ADR TRADING PROGRAMME

Denver 1500 hours April 1, Perth 0700 hours April 2, 2008

Samson Oil and Gas wishes to advise its shareholders of the progress that has been made in the trading of its American Depositary Receipts (ADRs) on the American Stock Exchange (AMEX) since January 7th 2008 and to announce improvements in the way that the US ADR programme will interface with trading of the company’s ordinary shares on the Australian Securities Exchange.

ADRs are issued by the Bank of New York Mellon (BONY) to persons wishing to trade Samson’s equity securities in the US on the AMEX. Holders of Samson’s ordinary shares or their settlement representatives present 20 shares to BONY for each ADR. This programme has resulted in the issuance by the Bank of New York Mellon (BONY) of a net 621,000 ADRs, representing 12.4 million Samson shares, as of February 29, 2008. Thus, after only two months, the ADR programme has resulted in the migration of approximately 6% of Samson’s issued and outstanding equity securities to the US market.

Considering this success, Samson believes it is important to enhance the transparency between the US and Australian markets in order to eliminate any inefficiencies between those markets, Accordingly, Samson has determined that, effective immediately, it will publish on its website, www.samsonoilandgas.com, a comprehensive report of daily closing prices on the AMEX and the ASX, including up to date currency conversions between Australian and US dollars. The chart, which will be updated at the close of both the Australian and the US trading days, will appear at http://www.samsonoilandgas.com/uploads/ADRProgramme.htm. Samson believes that the availability of this information on its website will help to avoid price differentials between the two markets, which trade at almost entirely different times of the day because of the considerable time zone differences between New York and Sydney. Currency conversions in the website chart are based on the exchange rate published by the Reserve Bank of Australia each day at 1600 hours Australian Eastern Time for the preceding day in Australia. Samson may consider adding additional information to the chart in the future, such as opening, high and low prices, in order to make this new and readily accessible investor tool even more valuable to its shareholders.

Independent price data on the ADRs can be obtained from various public sources, including the American Stock Exchange. www.amex.com and Google Finance, http://finance.google.com/finance. Samson’s ADRs are traded under the same trading symbol on the AMEX as the ticker code for trading the ordinary shares on the ASX -- SSN.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the release concerning the information that will be available on Samson’s website are not historical facts and may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. In addition, while Samson will make its best efforts to ensure that the information concerning the trading of its ordinary shares on the ASX and its ADRs on the AMEX is timely and accurate, there is no assurance that it will always be so. Similarly, while the currency conversion information used on the website is taken from reliable sources and is believed by Samson to be accurate, there may be errors in the source data or in the information as it appears on the website. There may also be timing differences in applying currency conversion data to the actual purchase and sale or ordinary shares or ADRs or to the actual conversion of currencies.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.